Exhibit 13.2

Management’s and Auditors’ Reports

Management’s Report

The consolidated financial statements for the years ended December 31, 2004 and 2003, are the responsibility of the management of Cascades Inc., and have been reviewed by the Audit Committee and approved by the Board of Directors. They were prepared in accordance with accounting principles generally accepted in Canada and include some amounts, which are based on management’s estimates and judgement. Management is also responsible for all other information included in this Annual Report and for ensuring that this information is consistent with the Company’s consolidated financial statements and business activities.

The Management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Such internal controls systems are designed to provide reasonable assurance on the reliability of the financial information and the safeguarding of assets.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of outside independent directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The financial statements have been audited by PricewaterhouseCoopers LLP, whose report is provided below.

/s/ Alain Lemaire	/s/ Christian Dubé
Alain Lemaire	Christian Dubé
President and Chief Executive Officer	Vice-President and Chief Financial Officer
Kingsey Falls, Canada	Kingsey Falls, Canada
February 24, 2005	February 24, 2005

Auditors’ Report to the Shareholders of Cascades Inc.

We have audited the consolidated balance sheets of Cascades Inc. (the “Company”) as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Montreal, Canada
February 24, 2005

Consolidated Financial Statements

Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in millions of Canadian dollars)

	Note	2004	2003
Assets
Current assets
Cash and cash equivalents		30	27
Accounts receivable		527	494
Inventories	6	559	501
		1,116	1,022
Property, plant and equipment	7	1,700	1,636
Other assets	8	215	186
Goodwill	8	113	83
		3,144	2,927
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		47	43
Accounts payable and accrued liabilities		509	453
Current portion of long-term debt	9	58	18
		614	514
Long-term debt	9	1,168	1,092
Other liabilities	10	303	265
		2,085	1,871
Shareholders’ equity
Capital stock	11	265	264
Retained earnings		783	778
Cumulative translation adjustments	21	11	14
		1,059	1,056
		3,144	2,927

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Bernard Lemaire	/s/ Robert Chevrier
Bernard Lemaire Director	Robert Chevrier Director

Consolidated Statements of Retained Earnings
For the three-year period ended December 31, 2004

(in millions of Canadian dollars)

	Note	2004	2003	2002
Balance–Beginning of year		778	749	594
Net earnings for the year		23	55	169
Dividends on common shares		(13)	(13)	(10)
Dividends on preferred shares		—	(1)	(1)
Excess of common share redemption price over paid-up capital	11 d)	(5)	(2)	(3)
Excess of redemption price of preferred shares of a subsidiary over recorded capital	11 b)	—	(10)	—

Balance–End of year		783	778	749

Consolidated Statements of Earnings
For the three-year period ended December 31, 2004

(in millions of Canadian dollars)

	Note	2004	2003	2002
			(note 4)	(note 4)
Sales		3,254	2,995	3,118
Cost of sales and expenses
Cost of sales (exclusive of depreciation shown below)	17 c)	2,691	2,463	2,414
Selling and administrative expenses		313	294	289
Impairment loss on property, plant and equipment	14	18	—	—
Loss (gain) on derivative financial instruments	15	(2)	1	—
Unusual losses (gains)	13	(4)	—	4
Depreciation and amortization		159	143	137
		3,175	2,901	2,844
Operating income from continuing operations		79	94	274
Interest expense	17 b)	76	80	69
Foreign exchange gain on long-term debt		(18)	(72)	—
Loss on long-term debt refinancing		1	22	—
		20	64	205
Provision for income taxes	16	2	10	60
Share of results of significantly influenced companies	12	(2)	3	(22)
Share of earnings attributed to non-controlling interests		—	—	1
Net earnings from continuing operations		20	51	166
Net earnings from assets held for sale	4	3	4	3
Net earnings for the year		23	55	169
Basic net earnings from continuing operations per common share		0.25	0.61	2.04
Basic net earnings per common share	11 e)	0.28	0.66	2.07
Diluted net earnings per common share	11 e)	0.28	0.66	2.05
Weighted average number of common shares outstanding during the year		81,678,884	81,720,379	81,482,507

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the three-year period ended December 31, 2004

(in millions of Canadian dollars)

	Note	2004	2003	2002
			(note 4)	(note 4)
Operating activities from continuing operations
Net earnings from continuing operations		20	51	166
Adjustments for
Impairment loss on property, plant and equipment		18	—	—
Amortization of transitional deferred unrealized gain		(2)	—	—
Unusual losses (gains)		(4)	—	4
Depreciation and amortization		159	143	137
Foreign exchange gain on long-term debt		(18)	(72)	—
Loss on long-term debt refinancing		1	22	—
Future income taxes		(20)	(1)	13
Share of results of significantly influenced companies		(2)	3	(22)
Share of earnings attributed to non-controlling interests		—	—	1
Others		6	12	8
		158	158	307
Changes in non-cash working capital components	17 a)	(2)	(32)	23
		156	126	330
Investing activities from continuing operations
Purchases of property, plant and equipment		(129)	(121)	(128)
Purchases of other assets		(9)	(13)	(21)
Business acquisitions, net of cash acquired	5 a)	(120)	(31)	(127)
Business disposal, net of cash disposed	5 b)	14	—	4
		(244)	(165)	(272)
Financing activities from continuing operations
Bank loans and advances		3	(50)	—
Issuance of senior notes, net of related expenses		156	974	—
Change in revolving credit facilities, net of related expenses		(8)	155	—
Increase in other long-term debt		10	52	77
Payments of other long-term debt		(49)	(1,052)	(113)
Premium paid on redemption of long-term debt		(1)	(16)	—
Non-controlling interests		—	—	(7)
Net proceeds from issuances of shares		2	2	3
Redemption of common shares and preferred shares of a subsidiary	11 b) d)	(7)	(20)	(3)
Dividends		(13)	(14)	(11)
		93	31	(54)
Change in cash and cash equivalents during the year from continuing operations		5	(8)	4
Change in cash and cash equivalents from assets held for sale	4	—	—	—
Change in cash and cash equivalents during the year		5	(8)	4
Translation adjustments on cash and cash equivalents		(2)	(3)	3
Cash and cash equivalents–Beginning of year		27	38	31
Cash and cash equivalents–End of year		30	27	38

The accompanying notes are an integral part of these consolidated financial statements.

Segmented Information

For the three-year period ended December 31, 2004

(in millions of Canadian dollars)

The Company’s operations are organized into and managed by three segments: packaging products, tissue papers and fine papers. The classification of these operating segments is based on the primary operations of the main subsidiaries and joint ventures of the Company.

The Company analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under Canadian generally accepted accounting principles (“Canadian GAAP”); however, chief operating decision-makers use this performance measure for assessing the operating performance of their reportable segments. Earnings for each segment are prepared on the same basis as those of the Company. Intersegment operations are recorded on the same basis as sales to third parties, which is at fair market value.

Sales of the Company presented by the reportable segments are as follows:

Sales	Note	2004	2003	2002
			(note 2 d)	(note 2 d)
Packaging products
Boxboard
Manufacturing		705	727	760
Converting		513	292	263
Eliminations and others		13	7	2
		1,231	1,026	1,025
Containerboard(1)
Manufacturing		344	340	374
Converting		489	480	488
Eliminations and others		(200)	(191)	(204)
		633	629	658
Specialty products		509	484	477
Eliminations		(44)	(38)	(40)
		2,329	2,101	2,120
Tissue papers
Manufacturing and converting		665	620	663
Distribution(2)		87	89	88
Eliminations		(35)	(23)	(24)
		717	686	727
Fine papers
Manufacturing		373	380	440
Distribution(2)		409	417	427
Eliminations		(68)	(63)	(65)
		714	734	802
Eliminations		(68)	(72)	(58)
Assets held for sale	4	(438)	(454)	(473)
Total		3,254	2,995	3,118

(1)   The Company’s containerboard sub-segment consists entirely of its interest in Norampac Inc. (“Norampac”), a joint venture.

(2)   Some or all of these sub-segments represent assets held for sale (see note 4).

Segmented Information

For the three-year period ended December 31, 2004

(in millions of Canadian dollars) (Continued)

The operating income before depreciation and amortization from continuing operation and the depreciation and amortization from continuing operation of the Company presented by the reportable segments are as follows:

Operating income before depreciation and amortization and operating income from continuing operation	Note	2004	2003	2002

Packaging products
Boxboard
Manufacturing		19	37	79
Converting		45	15	7
Others		3	3	3
		67	55	89
Containerboard(1)
Manufacturing		25	18	47
Converting		54	52	50
Others		8	11	9
		87	81	106
Specialty products		24	38	49
		178	174	244
Tissue papers
Manufacturing and converting		74	72	130
Distribution(2)		2	1	6
		76	73	136
Fine papers
Manufacturing		(10)	(5)	27
Distribution(2)		7	11	10
		(3)	6	37
Corporate		(4)	(3)	3
Assets held for sale	4	(9)	(13)	(9)
Operating income before depreciation and amortization from continuing operations		238	237	411
Depreciation and amortization
Boxboard		(64)	(49)	(49)
Containerboard		(38)	(37)	(37)
Specialty products		(20)	(21)	(19)
Tissue papers		(36)	(36)	(32)
Fine papers		(11)	(11)	(11)
Corporate and eliminations		8	9	9
Assets held for sale	4	2	2	2
		(159)	(143)	(137)
Operating income from continuing operations		79	94	274

(1)  The Company’s containerboard sub-segment consists entirely of its interest in Norampac, a joint venture.

(2)  Some or all of these sub-segments represent discontinued operations (see note 4).

Segmented Information

For the three-year period ended December 31, 2004

(in millions of Canadian dollars) (Continued)

Purchases of property, plant and equipment of the Company presented by the reportable segments are as follows:

Purchases of property, plant and equipment	2004	2003	2002
Packaging products
Boxboard
Manufacturing	22	19	18
Converting	20	10	7
Others	6	5	3
	48	34	28
Containerboard(1)
Manufacturing	13	14	18
Converting	15	13	10
Others	2	2	—
	30	29	28
Specialty products	16	19	20
	94	82	76
Tissue papers
Manufacturing and converting	20	25	31
Distribution(2)	1	—	—
	21	25	31
Fine papers
Manufacturing	10	7	16
Distribution(2)	—	1	1
Others	—	2	—
	10	10	17
Corporate	5	5	5
Assets held for sale	(1)	(1)	(1)
Total	129	121	128

(1)  The Company’s containerboard sub-segment consists entirely of its interest in Norampac, a joint venture.

(2)  Some or all of these sub-segments represent assets held for sale (see note 4).

Segmented Information

For the three-year period ended December 31, 2004

(in millions of Canadian dollars) (Continued)

Identifiable assets and goodwill of the Company presented by the reportable segments are as follows:

Identifiable assets	2004	2003
Packaging products
Boxboard	997	946
Containerboard(1)	744	717
Specialty products	438	390
	2,179	2,053
Tissue papers	552	546
Fine papers	369	363
Corporate	190	114
Consolidation revaluation(2)	(178)	(192)
Intersegment eliminations	(51)	(51)
	3,061	2,833
Investments	83	94
Total	3,144	2,927

Goodwill	2004	2003
Packaging products
Boxboard	27	5
Containerboard(1)	106	99
Specialty products	7	7
	140	111
Tissue papers	10	10
Fine papers	4	4
Consolidation revaluation(3)	(41)	(42)
Total	113	83

(1)   The Company’s Containerboard sub-segment consists entirely of its interest in Norampac, a joint venture.

(2)   Consolidation revaluation includes adjustments of assets resulting from business acquisitions.  It also includes the required adjustments resulting from the creation of Norampac, consisting mainly of reduction in property, plant and equipment and goodwill. The following table details the components of the consolidation revaluation relating to identifiable assets:

	2004	2003
Privatization of subsidiaries(a)	(44)	(48)
Creation of Norampac(b)	(75)	(80)
Creation of Norampac(c)	(45)	(50)
Others	(14)	(14)
	(178)	(192)

(a)   Represents the impact of the privatization of certain subsidiaries of the Company on December 31, 2000. The adjustment also reflects the accounting impact of the privatization of Cascades S.A. in 2002.

(b)   With respect to the creation of Norampac, the assets and liabilities that were contributed by the Company and Domtar Inc., the Company’s joint venture partner in Norampac, were recorded at their fair market value. However, upon proportionate consolidation of the joint venture, the Company reduced its portion of the contributed assets and liabilities to their original carrying value.

(c)   A portion of the gain realized on the creation of Norampac was recognized against property, plant and equipment and goodwill. The net book value of the deferred gain allocated against goodwill was $22 million. For the years ended December 31, 2004 and 2003, the net book value of the deferred gain allocated against goodwill was $16 million and $17 million, respectively.

(3)   The amounts shown for identifiable assets include a reduction of goodwill for the years ended December 31, 2004 and 2003 amounting to $41 million and $42 million, respectively, which are shown separately in the table above under goodwill.

Segmented Information

For the three-year period ended December 31, 2004

(in millions of Canadian dollars) (Continued)

Sales, property, plant and equipment and goodwill of the Company presented by the geographic segments are as follows:

	Note	2004	2003	2002
By geographic segment
Sales
Operations located in Canada
Within Canada		1,571	1,660	1,747
To the United States		555	540	636
Offshore		54	51	47
		2,180	2,251	2,430
Operations located in United States
Within the United States		833	614	596
To Canada		94	36	20
Offshore		31	—	2
		958	650	618
Operations located in Europe
Within Europe		496	461	460
To the United States		5	8	10
To other countries		53	77	71
		554	546	541
Operations located in Mexico		—	2	2
Assets held for sale —
Operations located in Canada	4	(438)	(454)	(473)
Total		3,254	2,995	3,118

	2004	2003
Property, plant and equipment
Canada	993	1013
United States	476	399
Europe	231	224
Total	1,700	1,636

	2004	2003
Goodwill
Canada	61	60
United States	52	23
Total	113	83

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts)

1 Accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian GAAP and include the significant accounting policies listed below.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. They also include the portion of the accounts of the joint ventures accounted for through the proportionate consolidation method. Investments in significantly influenced companies are accounted for using the equity method.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the available information, management reviews its estimates regarding environmental costs, useful life of property, plant and equipment, impairment of long-term assets, goodwill and pension plans. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they are known.

Revenue recognition

The Company recognizes its sales when persuasive evidence of an arrangement exits, goods are shipped, significant risks and benefits of ownership are transferred, price is fixed and determinable and the collection of the resulting receivable is reasonably assured.

Fair market value of financial instruments

The Company estimates the fair market value of its financial instruments based on current interest rates, market value and current pricing of financial instruments with similar terms. Unless otherwise disclosed herein, the carrying value of these financial instruments, especially those with current maturities such as cash and cash equivalents, accounts receivable, bank loans and advances, accounts payable and accrued liabilities, approximates their fair market value.

Derivative financial instruments

The Company uses derivative financial instruments in the management of its foreign currency, commodity and interest rate exposures. Except for certain interest rate swap agreements, the Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange forward contracts designated as hedging instruments  In order to reduce the potential adverse effects of currency fluctuation, the Company enters into various foreign exchange forward contracts. Gains and losses on these derivative financial instruments used to hedge anticipated sales, purchases or interest expenses denominated in foreign currencies are recognized as an adjustment of sales, cost of sales or interest expenses when the underlying sale, purchase or interest expense is recorded.

Foreign exchange forward contracts and currency options not designated as hedging instruments  Foreign exchange forward contracts and currency options not designated as hedging instruments are recorded at fair value. The fair value of these instruments is reviewed periodically and the resulting gains and losses are reported to earnings.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Commodity contracts designated as hedging instruments  The Company uses certain swaps and forward contracts on commodity in order to fix the price for nominal quantities of certain raw materials or finished goods to reduce the adverse effects of changes in raw material costs and sales prices of finished goods. Realized and unrealized gains and losses arising from these contracts are recognized in sales or cost of sales when the sale or purchase of the underlying commodity is recorded.

Commodity contracts not designated as hedging instruments  The Company also uses swaps and forward contracts on commodity that are not designated as hedging instruments. These instruments are recorded at fair value. The fair value of these contracts is reviewed periodically and the resulting gains and losses are reported to earnings.

Interest rate swap agreement designated as an hedging instrument  The Company enters into interest rate swap agreements in order to hedge the changes in fair value of a portion of its long-term debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

Interest rate swap agreements not designated as hedging instruments  These interest rate swap agreements require the exchange of interest payments without actual exchange of the notional amount on which the payments are based. The Company adjusts the interest expense on the debt to include payments made or received under the interest rate swap agreements. These instruments are accounted for at fair value and resulting gains or losses are included in earnings under Selling and administrative expenses.

Others Realized and unrealized gains or losses associated with derivative financial instruments, which have been terminated or cease to be effective prior to maturity, are deferred under current or long-term assets or liabilities and recognized in earnings in the period in which the underlying original hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative financial instrument, any realized or unrealized gain or loss on such derivative financial instrument is recognized in earnings.

Derivative financial instruments which are not designated as hedges or have ceased to be effective prior to maturity are recorded at their estimated fair values under current or long-term assets or liabilities with changes in their estimated fair values recorded in earnings. Estimated fair value is determined using pricing models incorporating current market prices and the contractual prices of the underlying instruments, the time value of money and yield curves.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances and short-term liquid investments with original maturities of three months or less.

Inventories

Inventories of finished goods are valued at the lower of average production cost and net realizable value. Inventories of raw materials and supplies are valued at the lower of cost and replacement value. Cost of raw materials and supplies is determined using the average cost and the first-in, first-out methods respectively.

Property, plant and equipment, depreciation and amortization

Property, plant and equipment are recorded at cost, including interest incurred during the construction period of certain property, plant and equipment. Depreciation and amortization are calculated on a straight-line basis at annual rates varying from 3% to 5% for buildings, 5% to 10% for machinery and equipment, and 15% to 20% for automotive equipment, determined according to the estimated useful life of each class of property, plant and equipment.

Grants and investment tax credits

Grants and investment tax credits are accounted for using the cost reduction method and are amortized to earnings as a reduction of depreciation and amortization, using the same rates as those used to amortize the related property, plant and equipment.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Other investments

Other investments are recorded at cost except when there is a decline in value which is other than temporary, in which case they are reduced to their estimated net realizable value.

Goodwill

The Company assesses periodically whether a provision for impairment in the value of goodwill is required. This is accomplished mainly by determining whether projected discounted future cash flows exceed the net book value of goodwill of the respective business units. Goodwill is tested for impairment annually on December 31 or when an event or circumstance occurs that could potentially result in a permanent decline in value.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the concurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.

Deferred charges

Deferred charges are recorded at cost and include, in particular, the issuance costs of long-term debt, which are amortized on a straight-line basis over the anticipated period of repayment of the respective debt, and start-up costs which are amortized on a straight-line basis over a period of three to five years from the end of the start-up period.

Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures incurred to prevent future environmental contamination are capitalized and amortized on a straight-line basis at annual rates varying from 5% to 10%. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. A provision for environmental costs is recorded when it is probable that a liability has been incurred and the costs can be reasonably estimated.

Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurred a legal obligation associated to the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate of the Company.

Employee future benefits

The Company offers funded and non-funded defined benefit pension plans, some defined contribution pension plans, and group registered retirement savings plans(“RRSPs”) that provide retirement benefit payments for most of its employees. The defined benefit pension plans are usually contributory and are based on the number of years of service and, in most cases, based on the average gains at the end of career. Retirement benefits are in some cases, partially adjusted, based on inflation. The Company also provides to its employees complementary retirement benefit plans and other post-employment benefit plan, such as group life insurance and medical and dental care plans. However, these benefits, other than pension plans, are not funded.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected health care costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from a plan amendment are amortized on a straight-line basis over the average remaining service period of the group of employees active at the date of the amendment. The excess of the net actuarial gain or loss over the greater of (a) 10% of the accrued benefit obligation at the beginning of the year and (b) 10% of the fair value of plan assets at the beginning of the year, is amortized over the average remaining service period of active employees, which may vary from 8 to 19 years (weighted average of 13 years) in 2004 depending on the plan (2003 — 8 to 19 years (weighted average of 13 years)).

When restructuring a plan causes a curtailment and a settlement at the same time, the curtailment is accounted for before the settlement.

The measurement date of most of the retirement benefit plans is December 31 of every year. An actuarial evaluation is performed at least every three years. The last evaluation took place on December 31, 2003 for almost half of the plans and on December 31, 2002 for most of the other plans.

Income taxes

The Company uses the liability method in accounting for income taxes. According to this method, future income taxes are determined using the difference between the accounting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect in the year in which these temporary differences are expected to be recovered or settled. Future income tax assets are recognized when it is more likely than not that the assets will be realized.

Foreign currency translation

Foreign currency transactions  Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Gains and losses related to the portion of the long-term debt designated as a hedge of the net investment of the Company in self-sustaining foreign operations are recorded in cumulative translation adjustments net of related income taxes. Unrealized gains and losses on translation of other monetary assets and liabilities are reflected in the determination of the net results for the year.

Foreign operations  The Company’s foreign operations are defined as self-sustaining. The assets and liabilities of these operations are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the year. Translation gains and losses are deferred and shown as a separate component of shareholders’ equity as cumulative translation adjustments.

Stock-based compensation

The Company applies the fair value method of accounting for stock-based compensation awards granted to officers and key employees. This method consists of recording expenses to earnings based on the vesting period of the options granted. The fair value is calculated based on the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. When stock options are exercised, any consideration paid by employees is credited to capital stock.

Amounts per common share

Amounts per common share are determined using the weighted average number of common shares outstanding during the year. Diluted amounts per common share are determined using the treasury stock method to evaluate the dilutive effect of stock options, convertible instruments and equivalents, when applicable. Under this method, instruments with a dilutive effect, basically when the average market price of a share for the period exceeds the exercise price, are considered to have been exercised at the beginning of the period and the proceeds received are considered to have been used to redeem common shares of the Company at the average market price for the period.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

2 Changes in accounting policies

New accounting standards adopted

a) Employee future benefits  On June 30, 2004, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) regarding employee future benefits that require additional disclosure about the assets, cash flows and net periodic cost of defined benefit pension plans and other employee future benefit plans. Refer to note 18 regarding the additionnal disclosure requirements.

b) Hedging relationships  On January 1, 2004, the Company adopted prospectively Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. The current accounting policy will be maintained for hedging relationships deemed to be effective at January 1, 2004. Consequently, realized and unrealized gains and losses on hedges will continue to be deferred until the hedged item is realized so as to allow matching of the designations in the statement of earnings. Hedge accounting was applied as at January 1, 2004 for hedging relationships existing as at December 31, 2003 that satisfied the conditions of AcG-13. Hedging relationships existing as at December 31, 2003 that did not satisfy the conditions of AcG-13 were recorded at fair value as at January 1, 2004, resulting in an increase in assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million was deferred and presented under other liabilities on the balance sheet.

c) Asset retirement obligations  On January 1, 2004, the Company adopted retroactively, without prior period restatement, the new recommendations of the CICA relating to asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The application of this standard did not have any significant impact on the financial position or results of operations of the Company.

d) Generally accepted accounting principles  On January 1, 2004, the Company adopted retroactively with prior period restatement CICA Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation.” Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of goods sold. The cost of delivery for the year ended December 31, 2004, 2003 and 2002 amounted to $217 million, $208 million and $207 million respectively and have been included in the cost of good sold resulting, in the restatement of the comparative figures of 2003 and 2002.

e) Impairment of long-lived assets  On January 1, 2004, the Company adopted new CICA Handbook Section 3063, “Impairment of Long-lived Assets.” Section 3063 provides accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Section 3063 requires the recognition of an impairment loss for a long-lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This change in accounting policy has been applied prospectively and had no impact on the Company’s financial statements on January 1, 2004.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

f) Guarantees  On January 1, 2003, the Company adopted prospectively the new guideline of the CICA regarding the disclosure of guarantees. Under this new guideline, entities are required to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, maximum potential future payments under the guarantee, the carrying amount of the related liability and information about recourse or collateral. Note 19(b) provides the required disclosure.

g) Long-lived assets and discontinued operations  The Company adopted prospectively the new guideline of the CICA regarding the disposal of long-lived assets and discontinued operations, which applies to disposal activities initiated on or after May 1, 2003.  This new section sets standards for recognition, measurement, presentation and disclosure of the disposal of long-lived assets.  It also sets standards for the presentation and disclosure of discontinued operations. The adoption of this standard did not impact the financial statements.

New accounting standards not yet adopted

h) Variable interest entities  In June 2003, the CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities.” The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. At the end of 2003, the CICA announced the deferral of the effective date of AcG-15 as it expects to make certain amendments. Previously, AcG-15 was to be effective for interim and annual periods starting on or after January 1, 2004. It will be effective for interim and annual periods beginning on or after November 1, 2004. The application of this standard will not have any material impact on the financial position or results of operations of the Company.

i) Financial instruments, hedging, capital assets and comprehensive income  In January 2005, the CICA published four new sections: Section 1530, “Comprehensive Income;” Section 3251, “Equity;” Section 3855, “Financial Instruments — Recognition and Measurement,” and Section 3865, “Hedges.” These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been created to harmonize with the generally accepted accounting policies already used in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning January 1, 2007, but early adoption is encouraged. The Company is presently evaluating the impact of these new standards.

3 Measurement uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows of operating activities exceed the net book value of the assets at the valuation date. Estimate of future cash flows and fair value are based on judgment and could change.

During the fourth quarter of 2004, the Company performed an impairment test on long-lived assets of certain operating units due to their operating loss for the current period.

According to the results of the impairment tests performed, it is not necessary to record an impairment loss for these operating units with the exception of the impairment loss on property, plant and equipment disclosed in note 14. However, given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials, there is a measurement uncertainty regarding of certain operating units because it is reasonably possible that variations of future conditions could require a change in the stated amount of the long-lived assets when new impairment tests will be prepared.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

4 Assets held for sale

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as assets held for sale. The comparative financial information of 2003 and 2002 has been restated to reflect this change. Financial information relating to these assets held for sale is as follows:

	2004	2003	2002
Condensed balance sheet
Current assets	126	126
Long-term assets	9	12
Current liabilities	29	31
Condensed statement of earnings
Sales	438	454	473
Depreciation and amortization	2	2	2
Operating income	7	11	7
Interest expenses	3	3	3
Income taxes	1	4	1
Net earnings from assets held for sale	3	4	3
Net earnings per share from assets held for sale	0.03	0.05	0.03
Condensed statement of cash flows
Cash flows from operating activities	1	14	(5)
Cash flows from investing activities	(1)	(1)	(5)
Cash flows from financing activities	—	(13)	10

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

5 Business acquisitions and disposal

a) 2004 acquisitions  On February 18, 2004 and June 3, 2004, the Company acquired the 50% interest held by its partners in Cascades Sonoco S.A. for a nil amount and in Greenfield SAS for a cash consideration of $2 million (€1.5 million). On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee, from American Tissue or affiliates thereof, for a cash consideration of $15 million (US$11.4 million). On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut, for an approximate cash consideration of $15 million (US$11.7 million). The Company’s 50% share of the purchase price amounted to $8 million (US$5.9 million). On June 11, 2004, a joint venture of the Company acquired the non-controlling interest of its subsidiary for a cash consideration of $14 million. The Company’s 50% share of the purchase price amounted to $7 million.

On August 24, 2004, the Company acquired the remaining outstanding shares (50%) of Dopaco Inc., a U.S. producer of packaging products for the quick service restaurant industry, for an approximate consideration of $139 million (US$106.5 million), of which $82 million (US$63 million) has been paid in cash at the closing date and a balance estimated at $57 million (US$43.5 million) will be payable in May 2005 based on a financial formula. The balance sheet and results of Dopaco, Inc. are fully consolidated since that date. On August 27, 2004, a joint venture of the Company acquired the assets of AIM Corrugated Container Corp., a corrugated products plant in Lancaster, New York, for an approximate cash consideration of $21 million (US$16 million). The Company’s 50% share of the purchase price amounted to $10 million (US$8 million).

2003 acquisitions  On March 6, 2003, the Company acquired 50% of the assets of La Compagnie Greenfield S.A. as part of its packaging products group for $0.6 million (€0.3 million). On April 14, 2003, a joint venture of the Company acquired a corrugated products converting plant as part of its packaging products group, located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, was $32 million (US$22 million) and comprised $20 million (US$14 million) in cash and all the operating assets of its Dallas-Fort Worth, Texas plant valued at $12 million (US$8 million). The Company’s 50% share in the cash portion of the purchase price amounted to $10 million (US$7 million).

On October 1, 2003, the Company increased its investment in Dopaco, Inc. from 40% to 50%, for a consideration of $17 million (US$12.4 million). The balance sheet and results of Dopaco, Inc. have been proportionally consolidated since October 1, 2003.

On December 22, 2003, the Company completed the acquisition of all shares in Scierie P. H. Lemay Itée, a Canadian company operating a sawing and a planing plant, for a consideration of $3 million. Prior to this transaction, the Company had a 50% holding in that company.

2002 acquisitions  On January 2, 2002, one of the Company’s joint ventures increased its investment in Metro Waste Paper Recovery Inc. (“Metro Waste”), another joint venture, in exchange for assets having a net value of $6 million. On January 21, 2002, one of the Company’s joint ventures acquired Star Leominster as part of the packaging products segment for $50 million (US$31 million), the Company’s share amounting to $25 million (US$15.5 million). On March 27, 2002, the Company acquired converting operations from American Tissue as part of the tissue papers segment for an amount of $30 million (US$19 million). On June 14, 2002, the Company completed the acquisition of two manufacturing units of American Tissue for a consideration of $66 million (US$43 million). Other acquisitions and price adjustments on prior transactions amounted to $10 million including an acquisition realized by the distribution division of Fine Paper group for an amount of $4 million, which is classified as an asset held for sale.

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their respective dates of acquisition. The following allocations of the purchase prices to the identifiable assets acquired and liabilities assumed resulted in goodwill of $33 million as at December 31, 2004 (2003 — $7 million; 2002 — $17 million) of which $10 million was already recorded in Dopaco’s books at the date of transaction. None of the above-mentioned goodwill is expected to be deductible for tax purposes with the exception of an amount of $5 million as at December 31, 2004 (2003 — $4 million). The purchase price allocations presented in the table below for the acquisitions of Dopaco and AIM have not been completed yet mainly with respect to the identification and valuation of other potential intangible assets.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

		AIM &
	Dopaco	Johnson	American	Others
	Packaging	Packaging	Tissue	Packaging
2004	products	products	Tissue papers	products	Total
Cash and cash equivalents	2	1	—	1	4
Accounts receivable	26	3	—	4	33
Inventories	38	—	—	6	44
Property, plant and equipment	123	8	15	3	149
Customer relationship and client lists	26	—	—	4	30
Goodwill	24	9	—	—	33
	239	21	15	18	293
Accounts payable and accrued liabilities	(27)	(2)	—	(8)	(37)
Long-term debt	(17)	—	—	(3)	(20)
Other liabilities	(46)	(1)	—	2	(45)
	149	18	15	9	191
Less: Investments realized in prior years	(10)	—	—	—	(10)
Less: Balance of purchase price	(57)	—	—	—	(57)
Total consideration	82	18	15	9	124

	Greenfield	Schenectady	Dopaco	Scierie Lemay
2003	Packaging products	Packaging products	Packaging products	Packaging products	Total
Accounts receivable	—	2	19	4	25
Inventories	2	2	27	9	40
Property, plant and equipment	—	11	107	16	134
Other assets	—	—	10	4	14
Goodwill	—	2	4	1	7
	2	17	167	34	220
Bank loans and advances	—	—	—	(5)	(5)
Accounts payable and accrued liabilities	(1)	(1)	(22)	(6)	(30)
Long-term debt	—	—	(14)	(10)	(24)
Other liabilities	—	—	(32)	(3)	(35)
	1	16	99	10	126
Less: Fair market value of assets exchanged	—	(6)	—	—	(6)
Less: Investments realized in prior years	—	—	(82)	(7)	(89)
Total consideration	1	10	17	3	31

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

		Star
	American	Leominster	Metro Waste
	Tissue	Packaging	Packaging
2002	Tissue papers	products	products	Others	Total
Accounts receivable	—	3	2	6	11
Inventories	—	2	—	3	5
Property, plant and equipment	92	9	4	13	118
Other assets	4	—	—	—	4
Goodwill	—	15	2	—	17
	96	29	8	22	155
Accounts payable and accrued liabilities	—	(2)	(2)	(3)	(7)
Other liabilities	—	(2)	—	—	(2)
	96	25	6	19	146
Less: Fair market value of assets exchanged	—	—	(6)	—	(6)
Total compensation paid by assets held for sale	—	—	—	(4)	(4)
Less: Investments realized in prior years	—	—	—	(9)	(9)
Total consideration	96	25	—	6	127

b) Disposals  On May 10, 2004, the Company sold the assets of two of its fiberboard panel businesses (packaging products segment) located in Canada for a total consideration of $16 million. Of this transaction price, $14 million was received at closing and $2 million will be received at the latest in 2011. The Company realized a gain of $4 million before related income taxes of $1 million.

In 2002, the Company sold its retail egg carton operation (packaging products segment) located in Canada for a cash consideration of $4 million, and realized a $5 million losses.

6 Inventories

	2004	2003
Finished goods	284	260
Raw materials	130	104
Supplies	145	137
	559	501

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

7 Property, plant and equipment

2004	Cost	Accumulated depreciation and amortization	Net
Lands	52	—	52
Buildings	436	140	296
Machinery and equipment	2,491	1,207	1,284
Automotive equipment	52	41	11
Others	72	15	57
	3,103	1,403	1,700

2003	Cost	Accumulated depreciation and amortization	Net
Lands	53	—	53
Buildings	431	129	302
Machinery and equipment	2,271	1,047	1,224
Automotive equipment	53	40	13
Others	51	7	44
	2,859	1,223	1,636

Property, plant and equipment include assets under capital leases with a cost of $9 million and accumulated amortization of $3 million as at December 31, 2004 (2003 — $13 million and $4 million respectively). Other property, plant and equipment include items that are not amortized, such as machinery and equipment in the process of installation with a book value of $28 million (2003 — $23 million), deposits on purchases of property, plant and equipment amounting to $12 million (2003 — $2 million) and unused properties, machinery and equipment with a net book value of $10 million (2003 — $15 million) which do not exceed their estimated net realizable value.

Depreciation and amortization of property, plant and equipment amounted to $157 million for the year ended December 31, 2004 (2003 — $141 million; 2002 — $131 million).

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

8 Other assets and goodwill

a) Other assets are detailed as follows:

	Note	2004	2003
Investments in significantly influenced companies		74	85
Other investments		9	9
Deferred charges	8 c)	38	36
Employee future benefits	18 b)	52	50
Fair value of derivative financial instruments		8	—
Other definite-life intangible assets	8 c)	34	6
		215	186

b) Goodwill fluctuated as follows:

	Packaging products
		Container-	Specialty
2004	Boxboard	board	products	Sub-total	Tissue papers	Total
Carrying value of goodwill – Beginning of year	5	66	2	73	10	83
Goodwill resulting from business acquisitions	24	9	—	33	—	33
Amortization of a deferred gain(1)	—	1	—	1	—	1
Foreign currency translation	(2)	(2)	—	(4)	—	(4)
Carrying value of goodwill – End of year	27	74	2	103	10	113

	Packaging products
		Container-	Specialty
2003	Boxboard	board	products	Sub-total	Tissue papers	Total
Carrying value of goodwill – Beginning of year	—	67	2	69	10	79
Goodwill resulting from acquisitions	5	2	—	7	—	7
Amortization of a deferred gain(1)	—	1	—	1	—	1
Foreign currency translation	—	(4)	—	(4)	—	(4)
Carrying value of goodwill – End of year	5	66	2	73	10	83

(1)   On December 30, 1997, the Company and Domtar Inc. merged their respective containerboard and corrugated packaging operations to form Norampac, a 50-50 joint venture. A portion of the gain realized on the transaction was recorded against property, plant and equipment and goodwill. Under current accounting standards, the portion of the deferred gain allocated to goodwill is amortized on a straight-line basis over a period of 25 years.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

c) Deferred charges and other definite-life intangible assets are detailed as follows:

	2004			2003
	Cost	Accumulated depreciation and amortization	Net	Cost	Accumulated depreciation and amortization	Net
Deferred charges
Start-up cost	34	24	10	31	26	5
Financing costs	33	9	24	36	10	26
Other	10	6	4	9	4	5
	77	39	38	76	40	36
Other definite-life intangible assets
Customer relationship and client lists	32	2	30	3	1	2
Others	7	3	4	8	4	4
	39	5	34	11	5	6

Depreciation and amortization of deferred charges and other definite-life intangible assets, calculated on a straight-line basis, amounted to $8 million for the year ended December 31, 2004 (2003 — $5 million; 2002 — $9 million).

The weighted average amortization period is as follows (in number of years):

Start-up cost	4
Financing costs	9
Other	4
Deferred charges	7

Customer relationship and client list	26
Others	24
Other definite-life intangible assets	26

The estimated aggregate amount of depreciation and amortization expense in each of the next five years is as follows:

Years ending December 31,
2005	8
2006	7
2007	5
2008	4
2009	3

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

9 Long-term debt

Cascades Inc. and its subsidiaries	Note	2004	2003
Revolving credit facility, weighted average rate of 3.90% as at December 31, 2004, maturing in February 2007	9 a)	159	168
7.25% Unsecured senior notes of US$675 million (2003–US$550 million), maturing in 2013	9 a) c)	813	711
Balance on purchase price	5 a)	52	—
Capital lease obligations	9 c) g)	5	13
Other debts		19	23
		1,048	915
Less: Current portion		56	10
		992	905

The Company’s proportionate share of the following debts of joint ventures do not give to their holders any recourse against the assets or general credit of Cascades Inc. and its subsidiaries.

Joint ventures	Note	2004	2003
Revolving credit facility, weighted average rate of 3.63% as at December 31, 2004, maturing in May 2008	9 b)	10	11
6.75% Unsecured senior notes of US$250 million (Cascades portion US$125 million), maturing in 2013	9 b) c)	151	161
Other debts		17	23
		178	195
Less: Current portion		2	8
		176	187

Total		2004	2003
Long-term debt		1,226	1,110
Less: Current portion		58	18
		1,168	1,092

a) On February 5, 2003, the Company completed a series of transactions to refinance substantially all of its existing credit facilities, except those of its joint ventures. It secured a new four-year revolving credit facility of CA$500 million. Its obligations under this new revolving credit facility are secured by all inventory and receivables of Cascades and its North American subsidiaries and by the property, plant and equipment of three of its mills. In addition, it issued new unsecured senior notes for an aggregate amount of US$450 million which were subsequently registered with the Securities and Exchange Commission of the United States. These notes, bearing a 7.25% coupon, will mature in 2013 and are redeemable all or in part at the option of the Company under certain conditions and subject to payment of a redemption premium. The aggregate proceeds of these two transactions, combined with its available cash on hand, were used by the Company to repay substantially all of the existing credit facilities. On March 12, 2003, the Company also redeemed the US$125 million 8.375% senior notes originally due in 2007 issued by its subsidiary, Cascades Boxboard Group Inc.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

On July 8, 2003, the Company completed a private placement of US$100 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February, as described above. These senior notes were subsequently registered with the Securities and Exchange Commission of the United States. The issuance of these senior notes was completed at a price of 104.50% or an effective interest rate of 6.61%. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

On December 2, 2004, the Company completed a private placement of US$125 million of 7.25% senior notes due in 2013, which are treated as part of the same series of 7.25% senior notes due in 2013 issued in February 2003. The issuance of these senior notes was completed at a price of 105.50% or an effective interest rate of 6.376%. The proceeds of this financing were used to reduce indebtedness under the revolving credit facility of the Company.

b) On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CA$350 million. Its obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new unsecured senior notes for an aggregate amount of US$250 million which were subsequently registered with the Securities and Exchange Commission of the United States. These notes, bearing a 6.75% coupon, will mature in 2013 and are redeemable in all or in part at the option of the Company under certain conditions and subject to payment of a redemption premium. The aggregate proceeds of these two transactions were used by the joint venture to repay substantially all of the existing credit facilities and to redeem both its US$150 million 9.50% and CA$100 million 9.375% senior notes originally due in 2008.

c) As at December 31, 2004, the fair value of the senior notes and the capital lease obligations of Cascades Inc. and its subsidiaries and joint ventures was estimated at $865 million and $158 million respectively (December 31, 2003 — $759 million and $167 million respectively) based on the market value of the senior notes and on discounted future cash flows using interest rates available for issues with similar terms and average maturities.

d) As at December 31, 2004, the long-term debt included amounts denominated in foreign currencies of US$933 million and €31 million (December 31, 2003 — US$691 million and €22 million).

e) As at December 31, 2004, accounts receivable and inventories totalling approximately $589 million (2003 — $512 million) as well as property, plant and equipment totalling approximately $156 million (2003 — $160 million) were pledged as collateral for the long-term debt of Cascades Inc. and its subsidiaries.

Accounts receivable and inventory totalling approximately $149 million (2003 — $136 million) as well as property, plant and equipment totalling approximately $75 million (2003 — $74 million) were pledged as collateral for the long-term debt of a joint venture.

f) The estimated aggregate amount of repayments on long-term debt, excluding capital lease obligations, in each of the next five years is as follows:

Years ending December 31,	Cascades Inc. and its subsidiaries	Joint ventures
2005	54	2
2006	1	3
2007	160	2
2008	—	12
2009	—	5
Thereafter	828	154

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

g) As at December 31, 2004, future minimum payments under capital lease obligations are as follows:

Years ending December 31,	Cascades Inc. and its subsidiaries	Joint ventures
2005	2	—
2006	2	—
2007	1	—
2008	1	—
	6	—
Less: Interest (weighted average rate of 6.22%)	1	—
	5	—
Less: Current portion	2	—
	3	—

h) As at December 31, 2004, the Company and joint ventures had unused credit facilities of $334 million and $168 million respectively (December 31, 2003 — $330 million and $181 million respectively).

10 Other liabilities

	Note	2004	2003
Employee future benefits	18 b)	84	80
Future income taxes	16 c)	214	182
Unrealized gain on derivative financial instruments		5	—
Non-controlling interests		—	3
		303	265

11 Capital stock

	Note	2004	2003
Common shares	11 a)	261	262
Adjustment relating to stock options and others	11 c)	4	2
		265	264

a) The authorized capital stock of the Company consists of an unlimited number of common shares, without nominal value, and an unlimited number of Class A and B shares issuable in series without nominal value. Over the past two years, the common shares have fluctuated as follows:

		2004		2003
	Note	Number of shares	$	Number of shares	$
Balance–Beginning of year		81,731,387	262	81,826,272	261
Shares issued on exercise of stock options	11 c)	133,893	1	180,115	2
Redemption of common shares	11 d)	(503,700)	(2)	(275,000)	(1)
Balance–End of year		81,361,580	261	81,731,387	262

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

b) In 2003, the Company purchased the totality of 4,300,000 Class B preferred shares of a subsidiary for a consideration of $16 million. The excess of the redemption price of $10 million over the recorded capital is included in retained earnings.

c) Under the terms of a share option plan adopted on December 15, 1998 for officers and key employees of the Company and its joint ventures, 6,547,261 common shares have been specifically reserved for issuance. Each option will expire at a date not to exceed ten years following the date the option was granted. The exercise price of an option shall not be lower than the market value of the share at the date of grant, determined as the average of the closing price of the share on the Toronto Stock Exchange on the five trading days preceding the date of grant. The terms for exercising the options granted before December 31, 2003 are 25% of the number of shares under option within twelve months after the date of grant, and up to an additional 25% each twelve months after the first, second and third anniversary dates of grant. The terms for exercising the option granted in 2004 and thereafter are 25% of the number of shares within the first anniversary date of grant, and up to an additional 25% each twelve months after the second, third and fourth anniversary date of grant. The options cannot be exercised if the market value of the share is lower than its book value at the date of grant.

Changes in the number of options outstanding as at December 31 are as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Beginning of year	1,494,942	9.83	1,378,610	8.82	1,492,652	7.44
Granted	407,723	13.02	321,596	13.04	324,113	13.24
Exercised	(133,893)	8.27	(180,115)	7.92	(407,062)	7.13
Forfeited	(11,786)	13.10	(25,149)	8.99	(31,093)	10.79
End of year	1,756,986	10.67	1,494,942	9.83	1,378,610	8.82
Options exercisable–End of year	1,131,655	9.35	935,011	8.55	886,413	8.19

The following options were outstanding as at December 31, 2004:

	Options outstanding		Options exercisable
Year granted	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)	Expiration
1996	39,320	6.68	39,320	6.68	2006
1999	327,369	8.54	327,369	8.54	2009
2000	73,976	7.78	73,976	7.78	2010
2001	337,896	6.82	337,896	6.82	2011
2002	270,810	13.24	203,108	13.24	2012
2003	299,972	13.04	149,986	13.04	2013
2004	407,643	13.02	—	—	2014
	1,756,986		1,131,655

The following assumptions were used to estimate the fair value, at the date of grant, of each option issued to employees:

	2004	2003
Risk-free interest rate	4.3%	4.8%
Expected dividend yield	1.24%	1.21%
Expected life of the options	6 years	6 years
Expected volatility	29%	28%
Weighted average fair value of issued option	$4.07	$4.36

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

d) In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represent approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. In 2004, the Company redeemed 503,700 common shares under this program for a consideration of approximately $7 million.

e) The basic and diluted net earnings per common share for the years ended December 31, 2004, 2003 and 2002 are calculated as follows:

	2004	2003	2002
Net earnings	22.6	54.7	169.5
Dividends–Preferred shares	—	(0.5)	(1.1)

Net earnings available to common shareholders	22.6	54.2	168.4
Weighted average common shares	81.7	81.7	81.5
Dilution effect of stock options	0.3	0.4	0.8
Adjusted weighted average common shares	82.0	82.1	82.3
Basic net earnings per common share	0.28	0.66	2.07
Diluted net earnings per common share	0.28	0.66	2.05

f) The Company offered to its Canadian employees a share purchase plan of its common stock. Employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Company will contribute to the plan 25% of the employee’s contribution.

The shares are purchased on the market on a predetermined date each month. For the years ended December 31, 2004, 2003 and 2002, the Company’s contribution to the plan amounted to $0.6 million annually.

12 Share of earnings of significantly influenced companies

On February 20, 2002, a significantly influenced company, Boralex Inc., sold seven power stations to an income fund. The Company thus realized a gain of $18 million net of related future income taxes of $5 million, representing its share of the net gain realized by this significantly influenced company.

In 2003, this gain was subsequently adjusted by Boralex Inc. The Company thus recorded its share of that adjustment representing a loss of $3 million net of related future income taxes.

13 Unusual losses (gains)

	Note	2004	2003	2002
Loss (gain) on business disposal	5 b)	(4)	—	5
Gain on dilution and disposal of an investment	13 a)	—	—	(1)
Expenses related to business closures	13 b)	—	—	6
Other income	13 c)	—	—	(6)
		(4)	—	4

a) In 2002, the Company realized a gain of $1 million resulting from the dilution of its investments in a significantly influenced company.

b) In 2002, the Company closed one of its converting folding boxboard units located in Ontario, incurring closing costs of $6 million.

c) In 2002, the Court of First Instance of the European Community reduced the amount of the fine imposed in 1994. The reduction in the fine and the related interest thereon have been recorded as a gain amounting to $6 million.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

14 Impairment of property, plant and equipment

In 2004, the Company recorded an impairment loss of $18 million ($12 million after-tax) related to the property, plant and equipment of its de-inked pulp mill located in Cap-de-la-Madeleine, Quebec, which was temporarily closed in March 2003. The Company decided to permanently shutdown this facility. The book value of those assets has been written down to its fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal. Those assets are part of the Specialty products group in the Packaging products segment.

15 Loss (gain) on derivative financial instruments

	2004	2003	2002
Realized loss on derivative financial instruments	—	1	—
Amortization of transitional deferred unrealized gain under AcG-13	(2)	—	—
	(2)	1	—

16 Income taxes

a) The provision for income taxes is as follows:

	2004	2003	2002
Current	22	11	47
Future	(20)	(1)	13
	2	10	60

b) The provision for income taxes based on the effective income tax rate differs from the provision for income tax expense based on the combined basic rate for the following reasons:

	2004	2003	2002
Provision for income taxes based on the combined basic Canadian and provincial income tax rate	9	26	88
Provision for income taxes (recovery) arising from the following:
Adjustment related to deduction for manufacturing and processing and income from active businesses carried on in Quebec	2	(4)	(18)
Difference in foreign operations’ statutory income tax rate	(5)	—	(3)
Unrecognized tax benefit arising from current losses of subsidiaries	1	2	2
Non-taxable portion of foreign exchange gain on long-term debt	(3)	(18)	—
Recognized tax benefit arising from previously incurred losses of subsidiaries	(5)	(9)	(10)
Permanent differences	1	1	2
Large corporations tax	4	4	2
Increase (decrease) in future income taxes resulting from a substantively enacted change in tax rates	—	5	(1)
Others	(2)	3	(2)
	(7)	(16)	(28)
Provision for income taxes	2	10	60

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

c) Future income taxes include the following items:

	2004	2003
Future income tax assets
Tax benefit arising from income tax losses	113	108
Employee future benefits	21	19
Unused tax credits	6	9
Others	13	10
Valuation allowance	(25)	(28)
	128	118
Future income tax liabilities
Property, plant and equipment	262	247
Exchange gain on long-term debt	36	23
Employee future benefits	15	12
Other assets	26	14
Others	3	4
	342	300
Future income taxes	214	182

d) Certain subsidiaries have accumulated losses for income tax purposes amounting to approximately $319 million which may be carried forward to reduce taxable income in future years. The future tax benefit resulting from the deferral of $264 million of these losses has been recognized in the accounts as a future income tax asset. These unused losses for income tax purposes may be claimed in years ending no later than 2024 for an amount of $184 million and indefinitely for an amount of $135 million.

17 Additional information

a) Changes in non-cash working capital components are detailed as follows:

	2004	2003	2002
Accounts receivable	(16)	6	36
Inventories	(24)	5	(20)
Accounts payable and accrued liabilities	38	(43)	7
	(2)	(32)	23

b) Additional information

	2004	2003	2002
Amortization of deferred financing costs included in interest expense	4	4	1
Interest paid	76	73	78
Income taxes paid	9	37	62
Business acquisition in exchange for non-monetary consideration	—	6	6
Settlement with dissenting shareholders by issuance of common share	—	—	5

c) Cost of sales

	2004	2003	2002
Foreign exchange gain (loss)	4	(9)	3

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

18 Employee future benefits

a) The expense for employee future benefits as at December 31 is as follows:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Current service cost	14	5	12	2
Interest cost	31	4	30	4
Past service costs	3	2	3	2
Actual return on plan assets	(48)	—	(60)	—
Actuarial losses on accrued benefit obligation	24	3	8	4
Others	4	(1)	3	2
Benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	28	13	(4)	14
Difference between expected return and actual return on plan assets for the year	15	—	29	—
Difference between actuarial loss the year of and actuarial loss on accrued benefit obligation for the year	(22)	(2)	(6)	(4)
Difference between amortization of past service costs and actual plan amendments for the year	(2)	(1)	(2)	(1)
Others	(4)	—	(3)	—
Adjustments to recognize the long-term nature of employee future benefits costs	(13)	(3)	18	(5)
Recognized costs for defined benefit pension plans	15	10	14	9
Recognized costs for defined contribution pension plans	2	—	2	—
Total expense for employee future benefits	17	10	16	9

Total cash payments for employee future benefits for 2004, consisting of cash contributed by Cascades to its funded pension plans, including its define contribution plans and cash payments directly to beneficiaries for its unfunded other benefit plans, excepted collective RRSPs are $26 million (2003 — $16 million and 2002 — $14 million). Total estimated cash payments for employee future benefits are $24 million for 2005.

Actuarial valuation for capitalization purpose is done at least every three years in order to determine the actuarial value of pension plan benefits and other benefit plan. More than half of the pension plan were evaluated as of December 31, 2003.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

b) The funded status of the defined benefit plans and the other complementary retirement benefit plans and post-employment benefit plans as at December 31 are as follows:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation
Beginning of year	480	78	440	66
Current service cost	14	5	12	2
Interest cost	31	4	30	4
Employees’ contributions	6	—	6	—
Actuarial losses	24	3	8	4
Benefits paid	(29)	(6)	(24)	(2)
Business acquisitions and disposals	10	(1)	7	—
Past service costs	3	2	3	2
Others	(3)	—	(2)	2
End of year	536	85	480	78

Plan assets
Beginning of year	468	—	411	—
Actual return on plan assets	48	—	60	—
Employer’s contributions	18	6	11	2
Employees’ contributions	6	—	6	—
Benefits paid	(29)	(6)	(24)	(2)
Business acquisitions and disposals	5	—	4
Others	(2)	—	—	—
End of year	514	—	468	—

Reconciliation of funded status
Fair value of plan assets	514	—	468	—
Accrued benefit obligation	536	85	480	78
Funded status of plan–deficit	(22)	(85)	(12)	(78)
Unrecognized net actuarial loss	58	8	51	6
Unamortized transitional balance	(2)	—	(2)	—
Unamortized past service costs	9	4	3	2
Others	(1)	(1)	—	—

Accrued benefit asset (liability)–End of year	42	(74)	40	(70)

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

The net amount recognized on the balance sheet as at December 31 is detailed as follows:

	2004
	Pension plans	Other plans	Total
Employee future benefit asset, included in Other assets	52	—	52
Employee future benefit liability, included in Other liabilities	(10)	(74)	(84)
	42	(74)	(32)

	2003
	Pension plans	Other plans	Total
Employee future benefit asset, included in Other assets	50	—	50
Employee future benefit liability, included in Other liabilities	(10)	(70)	(80)
	40	(70)	(30)

c) The following amounts relate to plans that are not fully funded as at December 31:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Fair value of plan asset	240	—	275	—
Accrued benefit obligation	(283)	(85)	(308)	(78)
Funded deficit	(43)	(85)	(33)	(78)

d) The main actuarial assumptions adopted in measuring the accrued benefit obligation and expenses as at December 31 are as follows:

	2004		2003
	Pension plans	Other plans	Pension plans	Other plans
Accrued benefit obligation as at December 31
Discount rate	6.00%	6.00%	6.25%	6.25%
Rate of compensation increase	2.50–4.25%	2.50–4.25%	2.50–4.25%	2.50–4.25%

Benefit costs for years ended December 31
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term return on assets	7.00%	—	7.00%	—
Rate of compensation increase	2.50–4.25%	2.50–4.25%	2.50–4.25%	2.50–4.25%

Assumed health care cost trend rates at December 31
Rate increase in health care costs		7.30–12.50%		6.00–13.00%
Cost trend rate decline to		4.70–8.00%		4.30–8.00%
Year the rate should stabilize		2012		2012

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

e) Assumed rate increases in health care cost have a significant effect on the amounts reported for the health-care plans. A 1% change in assumed health-care cost trend rates would have the following effects for 2004:

	Increase of 1%	Decrease of 1%
Current service costs and interest costs	1	(1)
Accrued benefit obligation, end of year	7	(5)

f) The plan assets allocation and the investment target allocation as of December 31, is detailed as follows:

Plan assets allocation	2004	2003
Money market	2%	2%
Debt securities	38%	37%
Equity securities	60%	61%
Total	100%	100%

The plan assets do not includes shares of the Company. Annual benefits annuity, of an approximative value of $6 million are pledged by insurance contract established by the Company.

Investment target allocation	2004	2003
Money market	3%	3%
Debt securities	40%	40%
Equity securities	57%	57%
Total	100%	100%

Target allocation is established so as to maximize return while considering an acceptable level of risk in order to meet the plan obligations on a long-term basis.

Investment objectives for the plan assets are the following: optimizing return while considering an acceptable level of risk, maintaining an adequate diversification, controlling the risk according to different asset categories, and maintaining a long-term objective of return on investments.

Investment guidance is established for each investment manager. It includes parameters that must be followed by managers and presents criteria for diversification, non-eligible assets and minimum quality of investments as well as for return objectives. Unless indicated otherwise, the managers cannot use any derivative product or invest more than 10% of their assets in one particular security.

g) Estimated future benefit payments  Future benefit payments for defined benefit pension plans and other post-employment benefits, considering future participation, are estimated as follows:

	Pension Plan	Other Plan
2005	24	2
2006	25	2
2007	26	2
2008	27	2
2009	29	2
2010–2014	176	14

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

19 Commitments and contingencies

a) Future minimum payments under operating leases and other commercial commitments (mainly composed of raw materials, natural gas, steam and electricity) for the next years are as follows:

Years ending December 31	Operating leases	Other commercial commitments
2005	42	97
2006	36	51
2007	30	28
2008	23	24
2009	17	15
Thereafter	41	76

b)  The Company has guaranteed the payment of approximately $4 million under operating leases held by third parties. The Company also guaranteed residual values at the expiration of lease contracts of certain equipment for an approximate amount of $3 million. Management of the Company does not believe that these guarantees are likely to be called and, as such, no liability has been recognized in the consolidated financial statements. In addition a subsidiary of the Company has guaranteed the debt of one of its joint venture. The maximum amount guaranteed is US$4.6 million. As at December 31, 2004, the debt of this joint venture, guaranteed by that subsidiary, amounts to US$3.5 million. Management of that subsidiary does not believe that this guarantee is likely to be called and, as a result, no liability has been recognized in the consolidated financial statements.

c)  In 2003, the Company was informed that one of its divisions, Cascades Resources, is the subject of an inquiry by the Canadian Commissioner of Competition as to whether Cascades Resources and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. In 2004, The Competition Bureau increased the scope of its investigation to a larger number of products and for a longer period of time. The Competition Bureau has not informed the Company regarding the status of the inquiry or whether charges will be brought against that division. As this inquiry is still in an early stage, the Company’s management is unable to assess what further action, if any, the Competition Bureau may take or the possible impact of the outcome of the inquiry on the Company. Based on the information currently available, the Company’s is unable to determine the outcome of the investigation.

d)  An action was filed against the Company on October 4, 2004, in the Supreme Court of the State of New York, Niagara County by ServiceCore, Inc., alleging that the Company breached a Finder’s Agreement in respect of gypsum board dated April 1999. The Company has filed an answer denying the allegations of breach of the Finder’s Agreement. The Company is unable to determine the outcome of this action at this time. If the Court were to find against the Corporation, management believes the amount of damages would be based on a percentage of sales of gypsum board by Norampac Inc., a joint venture, in the period from April 2, 2001 to the date of judgement. If the judgement had been rendered in respect of the period ended December 31, 2004, management believes the total amount of damages would not have exceeded $3 million.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

20 Financial instruments

The Company and some of its subsidiaries and some of its joint ventures utilize a variety of derivative financial instruments to limit their exposure to foreign currency and commodity fluctuations as well as changing interest rates but do not hold or issue such financial instruments for trading purposes with the exception of certain interest rate swap agreements as described below.

Currency risks

The Company is exposed to currency risks as a result of its export of goods produced in Canada, the United States, France, Germany, Sweden and England. These risks are partially covered by purchases, debt service and forward exchange contracts.

The Company and a joint venture entered into contracts to sell forward U.S. dollars and European currencies in exchange for Canadian dollars. As at December 31, 2004, the Company and a joint venture held foreign exchange forward contracts with a notional amount of US$72 million (2003 — US$101 million) maturing in 2005 and 2006, at a weighted average exchange rate of 1.3479. As at December 31, 2004, the fair value of these instruments represented an unrealized gain of $10.4 million. As at December 31, 2003, these instruments represented an unrealized gain of $6.8 million. However, these instruments did not represent any unrealized loss or gain as at December 31, 2002. Also, the Company entered into contracts to sell forward European currencies with a notional amount of €29 million maturing in 2005, at a weighted average exchange rate of 1.6641. The fair value of these instruments represented an unrealized gain of $1.3 million. This gain has been recognized in earnings since these contracts were not designated as hedges.

As at December 31, 2004, the Company held foreign exchange forward contracts with a notional amount of US$44 million maturing in 2005, at a weighted average exchange rate of 1.1796. As at December 31, 2004, the fair value of these instruments represented an unrealized gain of $0.9 million.

The European subsidiaries entered into foreign exchange forward contracts maturing in less than a year to hedge their currency risks resulting from sales and purchases in European currencies, U.S. dollars, British pounds and Swedish krona. As at December 31, 2004, the fair value of these instruments represented an unrealized loss of $0.2 million (2003 — unrealized gain of $0.1 million; 2002 — unrealized loss of $0.5 million) on a notional amount of $23 million (2003 — $20 million and 2002 — $25 million).

Furthermore, one of the joint ventures entered into various currency options. These options entered into by the joint venture are contracts whereby the joint venture has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollars trade below that rate. In addition, in accordance with the contracts, the joint venture has the obligation to sell U.S. dollars at the strike rate if the U.S. dollars trade above a specific rate. As at December 31, 2004, the currency options entered into by the joint venture for a nominal amount of US$16.8 million (the share of the Company is US$8.4 million) had strike prices varying from 1.40 to 1.45 with maturities up to 12 months. These instruments did not represent any unrealized loss or gain as at December 31, 2004.

Interest rate risks

As at December 31, 2004, approximately 17% (2003 — 18%) of the Company’s long-term debt was at variable rates. In 2002, interest rate swaps had been contracted to fix interest at a weighted average rate of 6.94% on a notional amount of $50 million. These instruments which represented an unrealized loss of $1.5 million as at December 31, 2002 were terminated in 2003.

In addition, a joint venture holds certain interest rate swap agreements not designated as hedges. These agreements, maturing from 2008 to 2012, have been contracted to fix interest at a weighted average rate of 8.18% on a notional amount of US$5.5 million (the share of the Company is US$2.8 million). As at December 31, 2004, these agreements are recorded as liabilities at their fair value of $0.6 million (2003 — $0.6 million).

In April 2004, a joint venture entered into interest rate swaps. These contracts are designated as hedges of the change in fair value of a portion of the joint venture’s long-term debt. Accordingly, the interest rate went from a fixed rate of 6.75% to an average variable rate in 2004 of 3.96% for a notional amount of US$50 million (the share of the Company is US$25 million) and mature in 2013. As at December 31, 2004, the fair value of these instruments represented an unrealized gain of $0.8 million.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Credit risks

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of the financial position of its customers and the regular review of their credit limits. In addition, the Company believes there is no particular concentration of credit risks due to the geographic diversity of customers and the procedures for the management of commercial risks. Derivative financial instruments include an element of credit risk should the counterparty be unable to meet its obligations. The Company reduces this risk by dealing with creditworthy financial institutions.

Commodity price risk

The Company and a joint venture entered into various derivatives financial instruments whereby it sets the price for notional quantities of sorted office papers, old corrugated containers, bleached softwood kraft, electricity, natural gas, 42-lb. kraft linerboard and 26-lb. semichemical corrugating medium. In 2003, gains and losses resulting from these contracts were applied to earnings only when they were realized. In 2004, gains and losses arising from electricity contracts are applied to earnings only when they are realized whereas all other types of contracts are accounted for at fair value. As at December 2004, the fair value of these contracts represented an unrealized gain of $6.3 million, (2003 — unrealized gain of $4.7 million, 2002 — unrealized gain of $1.5 million). In 2004, an unrealized gain of $0.5 million was recorded in earnings for contracts not designated as hedges. In addition, an amount of $1.7 million was recorded in 2004 with respect to the amortization of the transitional deferred unrealized gain under AcG-13.

21 Cumulative translation adjustments

	2004	2003	2002
Balance–Beginning of the period	14	48	16
Effect of charges in exchange rates during the year:
On net investment in self sustaining foreign subsidiaries	(36)	(90)	30
On certain long-term debt denominated in foreign currency designated as a hedge of the net investments in self sustaining foreign subsidiaries	41	69	2
Future income taxes on net investment hedge	(8)	(13)	—
Balance–End of the period	11	14	48

22 Related party transactions

The Company entered into the following transactions with related parties:

	2004	2003	2002
Joint ventures(1)
Sales	25	26	19
Revenue from services	12	21	22
Purchases	27	26	24
Significantly influenced companies
Sales	11	48	58
Purchases	15	15	13
Entity controlled by a related director of the Company
Purchases	6	7	5

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

The balance sheets as at December 31 included the following balances with related parties:

	2004	2003
Joint ventures(1)
Accounts receivable	5	6
Accounts payable	5	3
Significantly influenced companies
Accounts receivable	1	—
Entity controlled by a related director of the Company
Accounts payable	1	1

(1)  Represent the portion of transactions or balances not eliminated upon proportionate consolidation of the joint ventures.

23 Interests in joint ventures

The major components of the interests in joint ventures in the consolidated financial statements are as follows:

	2004	2003	2002
Consolidated balance sheets
Current assets	195	237	191
Long-term assets	480	572	465
Current liabilities	101	121	123
Long-term debt, net	169	188	182
Consolidated statements of earnings
Sales	847	756	712
Depreciation and amortization	40	34	29
Operating income	78	61	88
Financial expenses	13	17	19
Net earnings	50	25	46
Consolidated statements of cash flows
Operating activities	56	42	63
Investing activities	(65)	(44)	(58)
Financing activities	8	2	3
Additional information
Cash and cash equivalents at end of year	7	12	13
Total assets	675	809	656
Total debt(1)	191	211	218
Dividends received by the Company from joint ventures	19	16	17

(1)  Includes bank loans and advances, current portion of long-term debt, and long-term debt.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

24 Summary of differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. Such differences, as they relate to the Company, are summarized below.

New accounting policies under U.S. GAAP

a)  Variable interest entities    Effective January 1, 2004, the Company adopted FIN 46, “Consolidation of Variable Interest Entities”. The primary objective of this interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities (VIEs). The adoption of this standard did not have any material impact on the financial position or results of operations of the Company.

b)  Financial instruments    On July 1, 2003, the Company applied SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS 150 requires mandatorily redeemable instruments to be classified as liabilities if they embody an obligation outside the control of the issuer and the holder to redeem the instrument, and if the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. The adoption of this standard resulted in the reclassification of mandatorily redeemable preferred shares amounting to $4.2 million from other liabilities (non-controlling interest) to long-term debt. The measurement of these instruments at fair value did not result in any significant adjustment.

c)  Accounting for Asset Retirement Obligation    On January 1, 2003, the Company applied SFAS 143, “Accounting for Asset Retirement Obligation.” This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any impact on the financial position or results of operations of the Company.

d)  Costs Associated with Exit or Disposal Activities    On January 1, 2003, the Company applied SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement changes the measurement and timing of recognition for exit costs, including restructuring charges. The application of this standard did not have any impact on the financial position or results of operations of the Company.

e)  Guarantees    On January 1, 2003, the Company applied FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosure requirements of a company with respect to its obligations under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken whether or not payment is probable. Similar accounting guidelines exist in Canada (refer to note 2(f)) but do not require liability recognition at the inception. For U.S. GAAP purposes, no liabilities were recognized as at January 1, 2003 and December 31, 2003 as a result of the application of FIN 45.

Reconciliation of net earnings, shareholders’ equity and balance sheet

f)  The following summary sets out the material adjustments to the Company’s reported net earnings, shareholders’ equity and balance sheet which would be made in order to reconcile to U.S. GAAP. It also sets out a reconciliation of shareholders’ equity under U.S. GAAP:

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Reconciliation of net earnings	Note	2004	2003	2002
Net earnings under Canadian GAAP		23	55	169
U.S. GAAP adjustments:
Start-up costs	g)	(2)	—	4
Gain realized on formation of Norampac	h)	(5)	(4)	(5)
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	i)	(2)	7	3
Unrealized gains (losses) arising from change in fair values of commodity derivative financial instruments	j)	(1)	3	1
Provision for derivative instruments currently in default		—	—	2
Unrealized gains from interest rate swaps	k)	—	1	1
Employee future benefits	1)	1	2	1
Dividends on preferred shares of a subsidiary	n)	—	1	3
Excess of redemption price of Class B preferred shares on their paid up capital	z)	(1)	—	—
Tax effect on above adjustments		3	(4)	(3)
Non-controlling interests		—	(1)	(3)
Net earnings under U.S. GAAP		16	60	173
Net earnings under U.S. GAAP from continuing operations		13	56	170
Net earnings under U.S. GAAP from assets held for sales		3	4	3
		16	60	173
Basic net earnings under U.S. GAAP from continuing operations per common share		0.17	0.68	2.08
Net earnings under U.S. GAAP per common share
Basic		0.20	0.73	2.11
Diluted		0.20	0.73	2.09

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Statement of changes in shareholders’ equity	2004		2003		2002
under U.S. GAAP	Number of shares	$	Number of shares	$	Number of shares	$
Common stock
Balance at beginning of year	81,731,387	262	81,826,272	261	80,987,466	254
Shares issued on exercise of stock options	133,893	1	180,115	2	407,062	3
Redemption of common shares	(503,700)	(2)	(275,000)	(1)	(238,400)	(1)
Shares issued in connection with the 2000 privatization	—	—	—	—	670,144	5
Balance at end of year	81,361,580	261	81,731,387	262	81,826,272	261
Adjustment relating to stock options
Balance at beginning of year		4		3		2
Adjustment of the year		3		1		1
Balance at end of year		7		4		3
Retained earnings
Balance at beginning of year		832		788		629
Net earnings for the year		16		60		173
Dividend on common shares		(13)		(13)		(10)
Dividend on preferred shares		—		(1)		(1)
Excess of common share redemption price over their paid-up capital		(5)		(2)		(3)
Balance at end of vear		830		832		788
Cumulative other comprehensive earnings
Balance at beginning of year		4		38		12
Annual changes–net of tax
Translation adjustments		(3)		(34)		32
Minimum pension liability		(4)		—		(6)
Unrealized exchange gains arising from foreign exchange forward contracts designated as hedges		5		—		—
Reclass to earnings of cumulative net loss on adoption of SFAS 133 and 138		—		—		(1)
Rounding		—		—		1
Balance at end of year		2		4		38
Rounding		1		1		—
Shareholders’ equity–End of year		1,101		1,103		1,090

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Reconciliation of shareholders’ equity	Note	2004	2003	2002
Shareholders’ equity under Canadian GAAP		1,059	1,056	1,065
U.S. GAAP adjustments:
Start-up costs	g)	(7)	(5)	(5)
Gain realized on formation of Norampac	h)	57	62	66
Unrealized exchange gains arising from foreign exchange forward contracts	i)	12	7	—
Unrealized gains arising from change in fair values of commodity derivative financial instruments net of provision for instruments currently in default	j)	3	4	1
Unrealized losses from interest rate swaps	k)	—	—	(2)
Employee future benefits	1)	(9)	(10)	(12)
Minimum pension liability	m)	(21)	(16)	(15)
Privatization	p)	—	—	(1)
Tax effect on above adjustments		(2)	(5)	(1)
Class B preferred shares	z)	—	—	(6)
Excess of redemption price of Class B preferred shares on their paid-up capital	z)	9	10	—
Shareholders’ equity under U.S. GAAP		1,101	1,103	1,090

		2004		2003
Reconciliation of balance sheet	Note	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Property, plant and equipment	h) p) and z)	1,700	1,742	1,636	1,684
Other assets and goodwill (long-term)	g) to l) and w)	328	354	269	297
Accounts payable and accrued liabilities	i) j) and k)	509	507	453	452

Other liabilities (long-term)	g) h) i) j) m) n) p) q) and z)	303	331	265	293
Shareholders’ equity	g) to p) and z)	1,059	1,101	1,056	1,103

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

The amounts shown in the above table include joint ventures accounted for by the proportionate consolidation method, as indicated in note 24 (v), in accordance with both Canadian and U.S. GAAP.

g) Under Canadian GAAP, start-up costs are deferred and amortized over a period not exceeding five years. Under U.S. GAAP, start-up costs are accounted for under Statement of Position (“SOP”) No. 98-5, “Reporting on the Costs of Start-up Activities,” and are included in the statement of earnings in the period they are incurred.

h) On December 30, 1997, the Company and Domtar Inc. merged their respective containerboard and corrugated packaging operations to form Norampac Inc., a 50-50 joint venture. Under Canadian GAAP, a portion of the gain realized on the transaction of an original amount of approximately $58 million, net of tax, was recorded against property, plant and equipment and goodwill. Under U.S. GAAP, this gain would have been recognized in earnings on December 30, 1997.

In addition, under U.S. GAAP, additional liabilities would have been included in the allocation of the purchase price at the date of the transaction with respect to employee future benefits with a corresponding adjustment to goodwill.

i) Under Canadian GAAP, gains and losses arising from foreign exchange forward contracts used to hedge anticipated sales, purchases or interests are charged to earnings as an adjustment of sales, cost of sales or financial expenses when the underlying sale, purchase or interest is recorded. Under U.S. GAAP, the foreign exchange forward contracts concluded before January 1, 2004 are not designated as hedges as defined in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities;” therefore the unrealized gains and losses from these contracts are charged to earnings as they arise. Under U.S. GAAP, foreign exchange forward contracts entered into after January 1, 2004 are designated as hedges, as defined by SFAS 133.

j) Under Canadian GAAP, gains and losses arising from swap commodity contracts designated as hedging instrument are charged to earnings only when realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet requirements of hedging as defined in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” are charged to earnings.

k) Under Canadian GAAP, unrealized gains and losses on interest rate swaps contracted before January 1, 2004 and designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these contracts are not designated as hedges and therefore, the unrealized gains and losses are charged to earnings.

1) Before the adoption of CICA 3461, “Employee Future Benefits,” on January 1, 2000, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1, 2000, the Company recognized post-employment costs and obligations using the cash basis of accounting. Under CICA 3461, the treatment of pension costs is not materially different from U.S. GAAP. The remaining adjustments result from the amortization of actuarial losses and gains which arose prior to January 1, 2000.

m) Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of its liability over the intangible asset, which can also be recorded for the plan, is recorded in comprehensive earnings in shareholders’ equity.

n) Under Canadian GAAP, dividends on mandatorily redeemable preferred shares of a subsidiary are charged to earnings as interest expense. Under U.S. GAAP, declared dividends prior to July 1, 2003 are charged to earnings but as non-controlling interests. Since July 1, 2003, in accordance with SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” dividends are charged to earnings as interest expense.

In addition, under U.S. GAAP, declared dividends prior to July 1, 2003 would have been shown as a financing activity in the cash flows statement. Since July 1, 2003, these dividends are shown as an operating activity, as they are under Canadian GAAP.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

o) Under Canadian GAAP, income tax rates of substantively enacted tax laws can be used to calculate future income tax assets and liabilities while under U.S. GAAP, only income tax rates of enacted laws can be used.

p) On December 31, 2000, the Company acquired shares held by non-controlling shareholders in three of its subsidiaries (the “privatized subsidiaries”) in exchange for common shares of the Company. Under Canadian GAAP, the fair value of $6.85 attributed to the shares issued represents the quoted market value of the Company’s shares at the date of privatization. Under U.S. GAAP, the fair value attributed to the shares issued would have been $6.67 which represents the quoted market value of the Company’s shares during a reasonable period before and after the date the transaction was agreed upon and announced. Since the excess of the net book value of the non-controlling interests over their purchase price has been recorded under Canadian GAAP as a decrease of property, plant and equipment and future income tax liabilities, the adjustment resulting from a different measurement date as stated above would affect these accounts accordingly.

In addition, Canadian GAAP to U.S. GAAP reconciliation items described in note 24(g) to (o) and affecting the privatized subsidiaries prior to December 31, 2000 would affect the computation of the net book value of the non-controlling interests and therefore the adjustment to property, plant and equipment and future income tax liabilities at the date of the privatization.

q) Comprehensive earnings

	2004	2003	2002
Net earnings under U.S. GAAP	16	60	173
Translation adjustments	(3)	(34)	32
Minimum pension liability adjustment, net of related income taxes(1)	(4)	—	(6)
Unrealized exchange gains arising from foreign exchange forward contracts designated as hedges, net of related income taxes(2)	5	—	—
Reclass to earnings of cumulative net loss on adoption of SFAS 133 and 138, net of related income taxes	—	—	(1)
Comprehensive earnings under U.S. GAAP	14	26	198

(1)   The minimum pension liability adjustment represents $4.4 million, $0.3 million and $6.3 million for the years ended December 31, 2004, 2003 and 2002 respectively, net of related income taxes of $1.5 million, $0.1 million and $3.2 million for the years ended December 31, 2004, 2003 and 2002 respectively.

(2)   The unrealized exchange gain of $5.1 million for the period ended December 31, 2004 is net of related income taxes of $2.7 million.

r) Accumulated other comprehensive earnings

	2004	2003
Cumulative translation adjustments	11	14
Cumulative minimum pension liability adjustments, net of related income taxes	(14)	(10)
Cumulative unrealized exchange gains arising from foreign exchange forward contract designated as hedges, net of related income taxes	5	—
	2	4

s) For pension plans where the accumulated benefit obligation (“ABO”) exceeds the fair value of plan assets under U.S. GAAP, the projected benefit obligation (“PBO”), ABO and fair value of plan assets are as follows:

	2004	2003
PBO	166	126
ABO	154	120
Fair value of plan assets	122	102

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

t) The following disclosure is required by U.S. GAAP. However, the information presented is based on amounts published according to Canadian GAAP.

	2004
	Canada	Other countries	Total
Net earnings from continuing operations before provision for income taxes, share of results of significantly influenced companies and share of earnings attributed to non controlling interests	(24)	44	20
Provision for income taxes
Current	6	16	22
Future	(14)	(6)	(20)
	(8)	10	2
Net earnings from continuing operations before share of results of significantly influenced companies and share of earnings attributed to non controlling interests	(16)	34	18

	2003
	Canada	Other countries	Total
Net earnings from continuing operations before provision for income taxes, share of results of significantly influenced companies and share of earnings attributed to non controlling interests	47	17	64
Provision for income taxes
Current	7	4	11
Future	—	(6)	(6)
Future income taxes resulting from an increase in income taxes	5	—	5
	12	(2)	10
Net earnings from continuing operations before share of results of significantly influenced companies and share of earnings attributed to non controlling interests	35	19	54

	2002
	Canada	Other countries	Total
Net earnings from continuing operations before provision for income taxes, share of results of significantly influenced companies and share of earnings attributed to non controlling interests	126	79	205
Provision for income taxes
Current	37	10	47
Future	—	14	14
Future income tax benefits resulting from a reduction in income taxes	(1)	—	(1)
	36	24	60
Net earnings from continuing operations before share of results of significantly influenced companies and share of earnings attributed to non controlling interests	90	55	145

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

u) The disclosure of the following amounts is required by U.S. GAAP:

	2004	2003	2002
Payment on operating lease, including rent of building	45	37	35
Payment on capital lease	2	7	10
Loss (gain) on foreign currency
Realized	1	7	(2)
Unrealized	3	2	(1)

	2004	2003
Accounts receivable	452	434
Provision for bad debt	(13)	(13)
Accounts receivable from related companies	7	8
Other accounts receivable	44	27
Income tax receivable	19	23
Prepaid expenses	18	15
	527	494
Accounts payable	351	300
Accounts payable to related companies	7	7
Marginal salaries and benefits payable	79	64
Interest payable	25	20
Income taxes payable on benefit	5	7
Capital expenses included in accounts payable	13	11
Others	28	44
	509	453

	2004
	Balance	Additions		Balance
	at the beginning	Charged		at the end
Valuation and qualifying accounts	of the period	to expenses	Deductions	of the period
Provision for doubtful accounts	13	6	(6)	13
Provision for obsolete inventory	8	—	—	8
Valuation allowance for tax purposes(1)	28	—	(3)	25

	2003
	Balance	Additions		Balance
	At the beginning	charged		at the end
	of the period	to expenses	Deductions	of the period
Provision for doubtful accounts	11	7	(5)	13
Provision for obsolete inventory	11	—	(3)	8
Valuation allowance for tax purposes(1)	33	—	(5)	28

	2002
	Balance	Additions		Balance
	At the beginning	charged		at the end
	of the period	to expenses	Deductions	of the period
Provision for doubtful accounts	17	7	(13)	11
Provision for obsolete inventory	9	2	—	11
Valuation allowance for tax purposes(1)	41	—	(8)	33

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

1.  The deductions in the valuation allowance for tax purposes.

	2004	2003	2002
Foreign currency translation	1	2	—
Unrecognized tax benefit arising from current losses of subsidiaries	1	2	2
Recognized tax benefit arising from previously incurred losses of subsidiaries	(5)	(9)	(10)
	(3)	(5)	(8)

v) Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. Rules prescribed by the Securities and Exchange Commission of the United States (“SEC”) permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. In addition, the Company discloses in note 23 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interests in joint ventures.

w) Under Canadian GAAP, the Company’s deferred financing costs are amortized on a straight-line basis over the anticipated period of repayment of the underlying debt. Under U.S. GAAP, such costs are amortized under the interest method. Amortization under both methods was not materially different for each of the periods presented.

x) Under U.S. GAAP, the dilution gains of 2002 amounting to $1 million as described in note 13(a) would have been disclosed separately on the statement of earnings.

y) Under U.S. GAAP, the premium paid on redemption of long-term debt would be classified as an operating activity and not as cash flow used in financing activities. In addition, under U.S. GAAP, financing charges incurred in 2004 and 2003 amounting to $2 million and $29 million respectively would be classified under operating activities rather than financing activities.

z) Under Canadian GAAP, the Class B preferred shares of a subsidiary are included under capital stock (note ll(b)). Under U.S. GAAP, these preferred shares would be shown on the balance sheet as a non-controlling interest. As described in note ll(b), in 2003, the Company redeemed all of the outstanding Class B preferred shares of a subsidiary for a consideration of $16 million. Under Canadian GAAP, the excess of the redemption price of $10 million over the recorded capital was included in retained earnings. Under U.S. GAAP, as these preferred shares represent a non-controlling interest, the excess of $10 million would have been recorded as an increase of $15 million in property, plant and equipment and an increase of $5 million in future income tax liabilities. The adjustment of $15 million in property, plant and equipment is amortized on a straight line basis over a period of 20 years. In addition, under U.S. GAAP, the premium paid on redemption would be classified under investing activities rather than financing activities.

Notes to Consolidated Financial Statements

For the three-year period ended December 31, 2004

(tabular amounts in millions of Canadian dollars, except per share amounts) (Continued)

Accounting pronouncement not yet implemented under U.S. GAAP

aa) Inventory In November 2004, the FASB published SFAS 151 “Inventory cost an amendments to ARB No. 43, Chapter 4.” This standard imposes to inventory the allocation of fixed general manufacturing costs that exceed the costs related to a normal and stable production. It also imposes to inventory the allocation of abnormal costs related to assets not in service, freight costs, handling costs, and production of non-standard products. The SFAS 151 applies to open periods as of June 15, 2005 and its anticipated application is however permitted. The Company is presently evaluating the impact of this new standard.